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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1A
                             TENDER OFFER STATEMENT
       PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                            KINNARD INVESTMENTS, INC.
                       (Name of Subject Company [Issuer])

                              SW ACQUISITION, INC.
                                    (Bidder)

                           COMMON STOCK $.02 PAR VALUE
                         (Title of Class of Securities)
                                    497059105
                      (CUSIP Number of Class of Securities)

                                 ELDON C. MILLER
                              SW ACQUISITION, INC.
                        5500 WAYZATA BOULEVARD, SUITE 800
                              MINNEAPOLIS, MN 55416
                                 (612) 542-6000
            (Name, Address and Telephone numbers of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)

                                   COPIES TO:
                            ALBERT A. WOODWARD, ESQ.
                              DANIEL R. KELLY, ESQ.
                                MAUN & SIMON, PLC
                        2000 MIDWEST PLAZA BUILDING WEST
                                801 NICOLLET MALL
                          MINNEAPOLIS, MINNESOTA 55402
                                 (612) 904-7400


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                        (Continued on following page(s))


                               Page 1 of 5 Pages

                                 SCHEDULE 14D-1

(CUSIP NO. OF CLASS OF SECURITIES)                             Page 2 of 8 Pages
           497059105
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(1) Name of reporting person:  SW Acquisition, Inc.
    I.R.S. Identification Nos. of above persons (entities only)
       Applied for
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions).
                                                                         (a) | |
                                                                         (b) | |
--------------------------------------------------------------------------------
(3) SEC use only

--------------------------------------------------------------------------------
(4) Source of funds (see instructions)

           AF
--------------------------------------------------------------------------------
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f).
                                                                             | |
--------------------------------------------------------------------------------
(6) Citizenship or place of organization

           Minnesota
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(7) Aggregate amount beneficially owned by each reporting person.

           211,900
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(8) Check if the aggregate amount in Row (7) excludes certain shares (see instructions).
                                                                             | |
--------------------------------------------------------------------------------
(9) Percent of class represented by amount in Row (7).

           4.3%
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(10) Type of reporting person (see instructions).

           CO
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                               Page 2 of 5 Pages

                                 SCHEDULE 14D-1

(CUSIP NO. of Class of Securities)                             Page 3 of 8 Pages

       497059105
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(1) Name of reporting person:  Stockwalk.com Group, Inc.
    I.R.S. Identification Nos. of above persons (entities only)

       41-1756256
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(2) Check the appropriate box if a member of a group (see instructions).
                                                                         (a) | |
                                                                         (b) | |
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(3) SEC use only

--------------------------------------------------------------------------------
(4) Source of funds (see instructions)

     BK, WC
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(5) Check if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f)

                                                                             | |
--------------------------------------------------------------------------------
(6) Citizenship or place of organization

     Minnesota
--------------------------------------------------------------------------------
(7) Aggregate amount beneficially owned by each reporting person

     211,900
--------------------------------------------------------------------------------
(8) Check if the aggregate amount in Row (7) excludes certain shares (see instructions).

                                                                             | |
--------------------------------------------------------------------------------
(9) Percent of class represented by amount in Row (7)

     4.3%
--------------------------------------------------------------------------------
(10) Type of reporting person (see instructions)

     HC, CO
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                               Page 3 of 5 Pages

ITEMS 3(b) AND 7:

     Pursuant to Section 14(i) of the Offer to Purchase, on January 14, 2000, Purchaser announced that it was terminating its Offer effective immediately. Stockwalk and the Company have entered into a confidentiality, non-solicitation and standstill agreement, see Exhibit 12(a). Purchaser intends to become an active participant in the process initiated by a Special Committee of the Company to enhance shareholder value. See attached Exhibits 12(a) and 13(a).

ITEM 11:  MATERIAL TO BE FILED AS EXHIBITS.

      12(a)       January 14, 2000 Agreement between Stockwalk and the Company

      13(a)       January 14, 2000 Press Release

                                    SIGNATURE

     After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2000.      SW ACQUISITION, INC.


                              By:      /s/ Philip T. Colton
                                     ----------------------------------------
                              Name:  Philip T. Colton
                              Title: Senior Vice President and General Counsel

     After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: January 14, 2000.      STOCKWALK.COM GROUP, INC.


                              By:      /s/ Philip T. Colton
                                     ----------------------------------------
                              Name:  Philip T. Colton
                              Title: Senior Vice President and General Counsel


                               Page 4 of 5 Pages

                                  EXHIBIT INDEX

EXHIBIT
NAME

12(a)      January 14, 2000 Agreement between Stockwalk and the Company

13(a)      January 14, 2000 Press Release









                               Page 5 of 5 Pages